UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

228 St. Charles Ave Mezzanine
(No. and Street)

New Orleans	LA	70068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald J. DeBlanc 504-729-1147
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

909 Poydras Street, Suite 3100 New Orleans	New Orleans	LA	70068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald J. DeBlanc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Investment Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP & CFO (Hancock Investment Services, Inc)

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MARGARET CAMPOS #140359 MY COMMISSION IS FOR LIFE
NOTARY
PUBLIC
NEW ORLEANS LOUISIANA

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Financial Statements and Supplemental Schedules
December 31, 2017

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Index
December 31, 2017


pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Hancock Investment Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hancock Investment Services, Inc. (the Company) as of December 31, 2017, and the related statements of income and comprehensive income, of stockholder's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, LA, 70112
T: 504 558 8200, F: 504 558 8960, www.pwc.com



Supplemental Information

The accompanying information contained in Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 26, 2018

We have served as the Company's auditor since 2009.

2

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$ 14,387,105
Restricted cash	100,000
Receivables from clearing organizations and insurance companies	368,245
Furniture and equipment, less accumulated depreciation of $235,193	16,814
Income taxes receivable	191,114
Deferred tax asset	184,573
Other assets	215,484
Total assets	**$ 15,463,335**

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$ 1,044,825
Due to Affliate	203,493
Total liabilities	**1,248,318**
Stockholder's equity	
Common stock, $1 par value per share; Authorized and outstanding 1,000 shares	1,000
Contributed capital	1,672,700
Retained earnings	12,541,317
Total stockholder's equity	**14,215,017**
Total liabilities and stockholder's equity	**$ 15,463,335**

The accompanying notes are an integral part of these financial statements.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Statement of Income and Comprehensive Income
Year Ended December 31, 2017

Revenues		
Income from sales of annuity contracts	$	8,103,200
Fee income		8,181,961
Commission income		4,899,608
Underwriting income		1,275,556
Interest, dividends and other income		267,274
Total revenues		22,727,599
Expenses		
Employee compensation and benefits		13,461,356
Data processing		147,597
Brokerage, clearing, and license fees		2,047,216
Occupancy and equipment		257,920
Other expenses		2,628,721
Total expenses		18,542,810
Income before income taxes		4,184,789
Income taxes		1,654,537
Net income	$	2,530,252
Other comprehensive income		-
Comprehensive income	$	2,530,252

The accompanying notes are an integral part of these financial statements.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Statement of Stockholder's Equity
Year Ended December 31, 2017

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2017	$ 1,000	$ 1,672,700	$ 10,011,065	$ 11,684,765
Net Income	-	-	2,530,252	2,530,252
Balance, December 31, 2017	$ 1,000	$ 1,672,700	$ 12,541,317	$ 14,215,017

The accompanying notes are an integral part of these financial statements.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Statement of Changes in Liabilities Subordinated to Claims
of General Creditors
Year Ended December 31, 2017

There were no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2017.

The accompanying notes are an integral part of these financial statements.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 2,530,252
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	11,140
Provision for deferred taxes	172,836
Decrease in receivables from clearing organizations and insurance companies	405,853
Increase in income taxes receivable	(191,114)
Increase in other assets	(145,820)
Increase in accounts payable and accrued expenses	142,926
Decrease in due to Affliate	(999,981)
Net cash provided by operating activities	1,926,092
Cash flows from investing activities	
Proceeds from sale of furniture and equipment	3,937
Net cash provided by investing activities	3,937
Cash flows from financing activities	
Advances from Parent revolving note	3,000,000
Repayments of Parent revolving note	(3,000,000)
Net cash used in financing activities	-
Net increase in cash and cash equivalents	1,930,029
Cash and cash equivalents, beginning of year	12,457,076
Cash and cash equivalents, end of year	$ 14,387,105
Supplemental disclosure of cash flow information	
Cash paid to Parent for income taxes	$ 2,886,793
Cash paid to Parent for interest	$ 1,437

The accompanying notes are an integral part of these financial statements.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Notes to Financial Statements
December 31, 2017

1.   Organization and Significant Accounting Policies

Organization and Operations
Hancock Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the brokerage business and became a wholly owned subsidiary of Hancock Holding Company (the "Parent") on March 1, 2017. Formerly, the Company was a wholly owned subsidiary of Whitney Bank (the "Bank"), which is a wholly owned subsidiary of the Parent. The Company operates in the Gulf South region under two brands: "Hancock Investment Services" in Mississippi, Alabama and Florida and "Whitney Investment Services" in Louisiana and Texas.

The Company, as an introducing broker, executes securities transactions on behalf of its customers through a clearing broker who carries accounts on a fully disclosed basis. The securities transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. The Company also earns income from the sales of annuity contracts, insurance products and advisory products, as well as from participating in underwriting transactions.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment
Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes
The Company's tax provision is determined pursuant to Financial Accounting Standards Board ("FASB") ASC 740. The Company files a consolidated federal income tax return with Hancock Holding Company and determines its tax expense or benefit on a separate return basis. Pursuant to the Company's tax sharing agreement, the Company recognizes tax benefits to the extent they are utilized in the consolidated return.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Notes to Financial Statements
December 31, 2017

1. **Organization and Significant Accounting Policies (continued)**

Income taxes are accounted for using the asset and liability method. Current tax liabilities or assets are recognized for the estimated income taxes payable or refundable on tax returns to be filed with respect to the current year. Deferred tax assets and liabilities are based on temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are established against deferred tax assets if, based on all available evidence, it is more likely than not that some or all of the assets will not be realized. The benefit of a position taken or expected to be taken in a tax return is recognized when it is more likely than not that the position will be sustained on its technical merits. The effects of changes in tax rates and laws upon deferred tax balances are recognized in the period in which the legislation is enacted.

Revenue Recognition
Securities transactions and related revenue are recorded in the accounts on a settlement date basis, which is not materially different from the trade date. Annuity revenues are recorded in the accounts when the contract is sold. Insurance revenues are recorded as the commission income is received, which is not materially different from when the contract is sold. Other fee income represents wrap fee income, 12b-1 income, and distribution fees on mutual fund sales, which is paid to the Company over a period of time based on a percentage of the fund's daily net asset levels. Other fee income is recognized as earned by the Company.

Commissions
Commissions are recorded as securities transactions occur and are also paid to the employees on a settlement date basis, which is not materially different from the trade date.

Share-Based Compensation
The Company's employees participate in share-based compensation plans sponsored by the Parent. Share-based compensation can consist of tenure based restricted share awards and performance stock awards. The fair value for restricted share awards is based on the value of the stock on the grant date. The Company is allocated a portion of share-based compensation expense from its Parent, recognized over the requisite service period.

Retirement Benefits
The Company's employees participate in defined benefit pension plans and certain other defined benefit postretirement plans for eligible employees sponsored by the Parent. The amounts reported in the financial statements with respect to these plans are based on actuarial valuations that incorporate various assumptions regarding future experience under the plans. The Company also offers a defined contribution plan (401(k) plan) sponsored by the Parent that covers substantially all associates that have been employed for 60 days and meet certain other requirements and employment classifications. Expenses associated with these plans are allocated to the Company by the Parent.

9

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Notes to Financial Statements
December 31, 2017

2. Accounting Standards Adopted in 2017:

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-09, "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting," to improve the accounting for employee share-based payments. Several aspects of the accounting for share-based payment award transactions are simplified, including income tax consequences; classification of awards as either equity or liabilities; and classification on the statement of cash flows. The amendments were effective for public business entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company adopted the guidance effective January 1, 2017. In accordance with the standard, the Company elected to account for forfeitures of share-based compensation as they occur. In addition, the Company began recognizing excess tax benefits and tax deficiencies during the period in income (rather than in equity) on a prospective basis. Adoption of this guidance did not have a material impact on the Company's financial condition or results of operations; however, the prospective change in treatment of excess tax benefits resulted in a reduction of income tax expense of approximately $50,265 for the year ended December 31, 2017, and could result in volatility of future earnings, depending on changes in the Parent's stock price.

Accounting Standards Issued but not Yet Adopted at December 31, 2017:

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", affecting any entity that enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The core principle of this standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Subsequent to issuance of the revenue recognition guidance, the FASB has issued several updates that deferred by one year the effective date for revenue recognition guidance; clarified its guidance for performing the principal-versus-agent analysis; clarified guidance for identifying performance obligations allowing entities to ignore immaterial promised goods and services in the context of a contract with a customer and other clarifying guidance and technical corrections. Entities can elect to adopt the guidance either on a full or modified retrospective basis. Full retrospective adoption will require a cumulative effect adjustment to retained earnings as of the beginning of the earliest comparative period presented. Modified retrospective adoption will require a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance. The standard will be effective for the Company for annual reporting periods beginning after December 15, 2017. The Company has completed the inventory and evaluation of contracts with customers and will adopt this standard in 2018 using a modified retrospective basis. The Company did not identify any material changes to the timing of revenue recognition. The company will present certain underwriting costs, currently offset against Underwriting Income, gross as Other Expenses upon adoption of this guidance.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Notes to Financial Statements
December 31, 2017

2.   Accounting Standards Issued but not yet Adopted at December 31, 2017 (continued)

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 320) – Restricted Cash," to address diversity in practice in the classification and presentation of restricted cash on the statement of cash flows. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard will be effective for annual reporting periods beginning January 1, 2018. This adoption of this standard will impact only statement of cash flows presentation and will not have a material impact on the financial condition or operating results of the Company.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credits Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU, more commonly referred to as Current Expected Credit Losses, or CECL, requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU is effective for fiscal years beginning January 1, 2020, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. Early application is permitted for all organizations for fiscal years beginning after January 1, 2019. The Company is not planning to early adopt this guidance. The Company is currently assessing this pronouncement, but does not expect this guidance to have a material impact on the its financial condition or operating results.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Notes to Financial Statements
December 31, 2017

3. Income Taxes

As of December 31, 2017, the Company had a deferred tax asset in the amount of $184,573, which is primarily related to employee compensation and benefits. At December 31, 2017, the Company had approximately $123,528 of state net operating loss ("NOL") carryforwards which begin to expire in 2029. A valuation allowance in the amount of $6,343 has been established for these NOL carryforwards which do not meet the realizability standard of ASC 740. The change in the valuation allowance from the prior year is immaterial. Other than this item, no valuation allowance has been recorded at December 31, 2017, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized. As of December 31, 2017, $191,114 was due from the Parent for income taxes receivable. Total income tax expense for the year ended December 31, 2017 was $1,654,537, which is comprised of current tax expense of $1,481,701 and $172,836 of deferred tax benefit.

The effective income tax rate differs from the federal statutory rate primarily as a result of the state income tax provision. The tax years open to examination are 2014 to the present.

The Company did not have any uncertain tax positions at December 31, 2017. The Company does not expect that unrecognized tax benefits will increase or decrease within the next twelve months.

It is the Company's policy to recognize interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2017, the interest accrued is considered immaterial to the Company's statement of financial condition.

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") was signed into law. The Tax Act made significant changes to U.S. corporate income tax by, among other things, reducing the corporate federal income tax rate from 35% to 21%, eliminating or reducing certain deductions, and providing for immediate expensing of certain qualified property. U.S. GAAP requires the effects of changes in tax rates and laws upon deferred tax balances to be recognized in the period in which the legislation is enacted. Accordingly, the Company re-measured its deferred tax assets and liabilities based upon the newly enacted U.S. statutory federal income tax rate of 21%, which is the tax rate at which these assets and liabilities are expected to reverse in the future. The re-measurement resulted in a provisional $86,440 charge to income tax expense related to items included in continuing operations for the year ended December 31, 2017.

The provisional charge is a reasonable estimate as the Company has not completed its analysis of the impact of the Tax Act and the related calculations that could affect the measurement of deferred tax assets and liabilities. The SEC's Staff Accounting Bulletin No. 118 permits the recording of provisional amounts related to the impact of the Tax Act during a measurement period which is not to exceed one year from the enactment date of the Tax Act. Adjustments to the provisional amount may occur during the measurement period as the Company continues to collect information, finalize calculations and interpret any additional guidance provided by the IRS or other regulatory agencies. Any such adjustments may materially impact income tax expense in the period in which the adjustments are made.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Notes to Financial Statements
December 31, 2017

4. Other Related-Party Transactions

At December 31, 2017 the Company had $539,430 of cash on deposit with the Bank.

The Company operates in facilities that are leased from the Bank for which $214,923 was charged in 2017 to Occupancy and Equipment.

In addition, the Company was also charged $1,803,726 of allocated expenses by the Bank for shared facilities and other expenses. Shared expenses are allocated using direct variables such as square footage, number of employees, capital, revenues and percentage of time worked.

Expense associated with Parent sponsored share-based compensation was $146,326 in 2017. Employee pension and retirement plan expense associated with Parent sponsored plans totaled $302,341 in 2017.

On June 28, 2017, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Revolving Note") with the Parent as the means to increase regulatory capital if needed as a result of the Company beginning to participate in underwriting transactions. The Revolving Note allows the Company to borrow from the Parent amounts up to $10,000,000 on a revolving basis during a three-year credit period. Borrowings bear interest at LIBOR plus 1.5% and are subject to other terms and conditions acceptable with FINRA. The Revolving Note has a scheduled maturity date of June 27, 2021. On August 4, 2017, the Parent advanced the Company $3,000,000 under the Revolving Note. The Company repaid the Parent on August 18, 2017 $3,000,000 of principal, plus $1,437 of accrued interest. The interest is included in Other Expenses on the Statement of Income and Comprehensive Income.

5. Clearing Organization

The Company has an agreement with National Financial Services, LLC, a clearing organization that performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit of $100,000 be maintained by the Company. This amount is reflected as restricted cash on the accompanying Statement of Financial Condition.

6. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker dealer who does not carry customers' accounts, but receives checks, drafts, or other evidences of indebtedness made payable to itself, is required to maintain net capital, as defined in the Rule, of $250,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2017, the Company had net capital of $13,189,275, which was $12,939,275 in excess of its required net capital of $250,000. The Company had aggregate indebtedness of $1,248,318 and an aggregate indebtedness to net capital ratio of 0.09 to 1.00 at December 31, 2017.

The Company has entered into a written agreement with its clearing firm which requires that the clearing firm perform a proprietary inventory of introducing brokers reserve computation with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

7.   Commitments and Contingencies

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not reasonably estimable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the Company's Statement of Financial Condition for these transactions.

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects the ultimate resolution of these and other matters will not have a material effect on the Company's results of operations or financial condition.

8.   Subsequent Events

The Company has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, February 26, 2018 and has determined that no other significant events occurred after December 31, 2017, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Supplemental Schedules

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31 2017	Schedule I

Net capital

Total stockholder's equity, qualified for net capital	$ 14,215,017
Less: Nonallowable assets	
Retail receivables and other assets	740,183
Furniture and equipment, net	16,814
Total deductions	756,997
Net capital before haircuts on securities positions	13,458,020
Less: Haircuts - Investment Securities	268,745
Net capital	$ 13,189,275
Aggregate indebtedness	$ 1,248,318
Net capital requirement – greater of $250,000 or 6.67% of aggregate indebtedness	250,000
Excess net capital	12,939,275
Aggregate indebtedness to net capital ratio	.09

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this audited Computation of Net Capital (Schedule 1) prepared by Hancock Investment Services, Inc. and included in the Company's unaudited Part II FOCUS Report as of December 31, 2017 as amended, filed on February 26, 2018.

See report of independent registered public accounting firm.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2017   Schedule II

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
**Information Relating to Possession or Control Requirements Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934**
<u>December 31, 2017</u>   <u>Schedule III</u>

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm.

17

Hancock Investment Services, Inc.

(A wholly owned subsidiary of Hancock Holding Company)

Exemption Report Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2017


pwc

Report of Independent Registered Public Accounting Firm

To Board of directors of Hancock Investment Services, Inc.:

We have reviewed Hancock Investment Services, Inc.'s assertions, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2018
New Orleans, Louisiana

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, LA, 70112
T: 504 558 8200, F: 504 558 8960, www.pwc.com

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)
Exemption Report Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2017

Hancock Investment Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(ii) throughout the fiscal year ended December 31, 2017 without exception.

HANCOCK INVESTMENT SERVICES, INC.

I, Ronald J. DeBlanc, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Ronald J. DeBlanc, Vice President and CFO, Hancock Investment Services, Inc.

February 26, 2018

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Hancock Holding Company)

Form SIPC-7 of the Securities Investor Protection Corporation
December 31, 2017



Report of Independent Accountants

To the Board of Directors of Hancock Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Hancock Investment Services, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Hancock Investment Services, Inc. for the year ended December 31, 2017, solely to assist the specified parties in evaluating Hancock Investment Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Hancock Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated August 1, 2017 and in the amount of $6,556 was compared to check number 059889 obtained from Vice President and Chief Financial Officer, HIS and payment dated February 22, 2018 in the amount of $7,514 compared to check number 067474 obtained from Vice President and Chief Financial Officer, HIS, noting no differences.

2. Compared the Total revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2017 to the Total revenue amount of $22,727,599 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2107, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c(1), revenues from distribution of shares of registered open end investments company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $12,481,586 to supporting schedules and working papers, including the general ledger and previously filed FOCUS reports, provided by the Vice President and Chief Financial Officer, HIS, noting no differences.
   b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $866,262 to schedules and working



papers, including the general ledger of the Company, provided by the Vice President and Chief Financial Officer, HIS. No differences noted.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $9,379,751 and $14,070, respectively of the Form SIPC-7., noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Hancock Investment Services, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 26, 2018

2

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended December 31, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

HANCOCK INVESTMENT SERVICES INC
2600 CITIPLACE CT STE 100
BATON ROUGE, LA 40808-2725

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 14,070

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,556)

Date Paid

C. Less prior overpayment applied (----)

D. Assessment balance due or (overpayment) 7,514

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ----

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,514

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 7,514

H. Overpayment carried forward $(----)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hancock Investment Services Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of February, 20 18.

SVP, CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 22,727,599

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   ----

   (2) Net loss from principal transactions in securities in trading accounts.   ----

   (3) Net loss from principal transactions in commodities in trading accounts.   ----

   (4) Interest and dividend expense deducted in determining item 2a.   ----

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   ----

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   ----

   (7) Net loss from securities in investment accounts.   ----

   Total additions   ----

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   12,481,586

   (2) Revenues from commodity transactions.   ----

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   866,262

   (4) Reimbursements for postage in connection with proxy solicitation.   ----

   (5) Net gain from securities in investment accounts.   ----

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   ----

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   ----

   (8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):   ----

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ----

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ----

   Enter the greater of line (i) or (ii)   ----

   Total deductions   13,347,848

2d. SIPC Net Operating Revenues $ 9,379,751

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 14,070

(to page 1, line 2.A.)

2